Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, California 90071-3106

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:          Stonebridge Funds Trust

(File Nos. 002-12893 and 811-00749)

Ladies and Gentlemen:

This letter is to respond to comments we received on February 12, 2009 from Dominick Minore of the Securities and Exchange Commission (the “Commission”) Staff regarding Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A of Stonebridge Funds Trust (the “Registrant”) filed on December 14, 2009.  The Staff provided the following comments:

A. General Comment.

1.	Comment:	The Staff requested that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

B. Fees and Expenses.

1.	Comment:

The Staff requested that the row heading “Redemption Fee (as a % of amount redeemed)” in each Fee Table be revised to read “Redemption Fee (as a % of net asset value of shares held for 30 days or less).”

	Response:	The Registrant has made the requested change.

2.	Comment:	The Staff made the following comments to the footnotes to each Fee Table:

(a) The Staff requested that Footnote 1 to each Fee Table, which describes redemption fees, be deleted, and the information contained therein be disclosed elsewhere in the prospectus.

(b) The Staff requested that Footnote 2 to each Fee Table, which describes the administrator’s fee waiver, be moved outside of the summary section of the prospectus.

(c)

The Staff requested that the payment restriction under the shareholder servicing plan for the Stonebridge Institutional Small-Cap Growth Fund (the “Institutional Fund”) described in Footnote 3 to the Fee Table for that Fund be attached as an exhibit to the registration statement.

(d)

The Staff also requested that the Registrant confirm in this response letter that no recoupment is permitted in connection with the payment restriction to the shareholder servicing plan (i.e., that there can be no recovery of the difference between the maximum amount of the fee — 0.10% of the Institutional Fund’s average daily net assets — under the payment restriction and the maximum fee amount of 0.25% that otherwise would be permitted under the shareholder servicing plan).

	Response:	The Registrant has made the changes that the Staff requested in Comments 2(a) and 2(b).

With respect to Comment 2(c), the Registrant respectfully declines to file a copy of the payment restriction to the shareholder serving plan as an exhibit to its registration statement, because the Registrant’s Board of Trustees imposed the payment restriction by adopting a resolution. Accordingly, there is no agreement under which a shareholder servicing agent is waiving a portion of its fee with respect to the Institutional Fund. Instead, any shareholder servicing agent will only be paid a fee in an amount not to exceed the maximum of 0.10% set by the Board’s resolution.

In response to Comment 2(d), the Registrant confirms that no shareholder servicing agent may recoup the difference between the maximum amount of the fee under the Board’s payment restriction and the maximum fee amount that otherwise would be permitted under the shareholder servicing plan. Because no shareholder servicing agent has entered into an agreement with the Registrant to waive a portion of its fee, there will be no amount that can be recouped.

C. Example.

1.	Comment:

The Staff requested that the Example provided for the Institutional Fund be revised to specify that the Example assumes that the Institutional Fund’s operating expenses remain the same, except in year 1 when the payment restriction described in Footnote 3 to the Fee Table is in effect.

	Response:	The Registrant has made the requested change.

D. Principal Investment Strategies.

1.	Comment:

The Staff requested that the Registrant include in the “Principal Investment Strategies” section of the prospectus for each Fund that a significant portion of Fund assets are invested in the technology sector. The Staff also requested that the percentage of Fund assets that can be invested in foreign issuers be included in this section for each Fund.

	Response:	The Registrant has made the requested changes.

2.	Comment:	The Staff requested that the sell strategy of each Fund be explained in the “Principal Investment Strategies” section of the prospectus for each Fund.

	Response:	The Registrant has made the requested change.

E. Principal Investment Risks.

1.	Comment:	The Staff requested that a technology sector risk be added to the “Principal Risks of Investing in the Fund” section of the prospectus for each Fund.

	Response:	The Registrant has made the requested change.

F. Performance Information.

1.	Comment:	The Staff requested that the Registrant revise the “Performance” paragraph for each Fund to track the language of Item 4(b)(2)(ii) of Form N-1A more closely.

	Response:	The Registrant has made the requested change.

2.	Comment:

The Staff requested that the Registrant delete the statements in the “Performance” section of the prospectus that each of the Stonebridge Small-Cap Growth Fund (the “Small-Cap Fund”) and the Institutional Fund compares its performance to the returns of an index comprised of companies similar to those held by the Funds.

	Response:	The Registrant has made the requested change.

3.	Comment:

The Staff requested that the Registrant include a parenthetical in the Average Annual Total Returns Table of each Fund to explain that the returns of the index do not include deductions for fees, expenses and taxes.

	Response:	The Registrant has made the requested change.

G. Purchase and Sale of Fund Shares.

1.	Comment:

The Staff requested that the Registrant delete certain information in the “Purchase and Sale of Fund Shares” sections of the prospectus and include that information outside of the summary section of the prospectus.

	Response:	The Registrant has made the requested change.

H. More About the Funds’ Objectives and Investment Policies.

1.	Comment:

The Staff requested that the Registrant clarify which of the investment strategies for the Small-Cap Fund and the Institutional Fund (together, the “Funds”) are principal strategies and which are non-principal strategies.

Response:

The Registrant has made the requested change. The Registrant notes that all of the investment strategies disclosed in the prospectus are principal strategies of the Funds. Non-principal strategies are disclosed in the Statement of Additional Information.

I. Related Risks.

1.	Comment:	The Staff requested that the Registrant clarify which risks for the Funds are principal risks and which are non-principal risks.

Response:

The Registrant has made the requested change. The Registrant notes that all of the risks disclosed in the prospectus are principal risks of the Funds. Non-principal risks are disclosed in the Statement of Additional Information.

2.	Comment:

The Staff noted that, in its view, three matters discussed in the “Related Risks” section of the prospectus are not risks and should be moved to other sections of the prospectus — i.e., the statements regarding inflation and market decline and the paragraph discussing the issuance of senior securities and the Funds’ policies on borrowing money.

Response:

The Registrant has moved the statement regarding inflation and the paragraph regarding senior securities and borrowing to other sections of the prospectus. The Registrant respectfully declines to move the statement on market decline to another section of the prospectus. The statement at issue reads: “Therefore you should be prepared to maintain your investments in the Funds during periods when the market declines.” This statement follows from the discussion, earlier in the same paragraph, concerning the performance of common stocks over different periods of time and the potential for favorable returns in the long term despite potential short-term volatility. The Registrant believes that this sentence relates to the risks of investing in common stocks and therefore most appropriately belongs in that paragraph.

J. Investment Objectives and Policies (Statement of Additional Information).

1.	Comment:

The Staff requested that a sentence be added under “Repurchase Agreements” to state that repurchase agreements are, in effect, like a loan of securities to a Fund. The Staff also requested that the Registrant confirm in this response letter that the Funds do not lend securities or engage in reverse repurchase transactions.

	Response:	The Registrant has made the requested change. The Registrant also confirms that the Funds do not lend securities or engage in reverse repurchase transactions.

2.	Comment:

The Staff requested that the Registrant modify the language under “Investment Restrictions” to clarify that it is an operating policy of each Fund (as opposed to an operating policy of the Small-Cap Fund and a fundamental investment limitation of the Institutional Fund) that the Funds will not lend money to any person and will not purchase or sell real estate.

Response:

The Registrant has addressed the Staff’s comment by clarifying that the policy that prohibits lending money to any person is a fundamental policy of the Institutional Fund and an operating policy of the Small-Cap Fund. In addition, the Registrant has clarified that the policy that prohibits the purchase or sale of real estate mortgage loans is a fundamental policy of the Institutional Fund and an operating policy of the Small-Cap Fund. The Registrant also notes that, as set forth in its registration statement, neither Fund may buy or sell real estate as a matter of fundamental policy.

*              *              *

Please call Joshua Sterling at (202) 373-6556 or the undersigned at (213) 680-6646 with any comments or questions.

Sincerely,

/s/ Michael Glazer

Michael Glazer

Exhibit A

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, California 90071-3106

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:          Stonebridge Funds Trust

(File Nos. 002-12893 and 811-00749)

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 75 filed by Stonebridge Funds Trust (the “Registrant”) on December 14, 2009, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)    the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)    the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Glazer

Michael Glazer